SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G
                                (Amendment No. 3)


                    Under the Securities Exchange Act of 1934




                          Gametech International, Inc.
                                (Name of Issuer)



                                  Common Stock
                                $0.001 Par Value
                         (Title of Class of Securities)




                                   36466D-10-2
                                 (CUSIP Number)

                                December 31, 2004
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_|   Rule 13d-1(b)

|X|  Rule 13d-1(c)

|_|   Rule 13d-1(d)


The information required in the remained of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act.

CUSIP No.: 36466D-10-2
           -----------

-------------------------------------------------------------------------------
1.    Name of Reporting Persons / I.R.S. Identification No. of Above Persons:

            Keane Capital Management, Inc. / 56-2042379
-------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group

         (a)  |_|

         (b)  |_|
-------------------------------------------------------------------------------
3.       SEC Use Only

--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization

         Nort hCarolina

--------------------------------------------------------------------------------
Number of            5.    Sole Voting Power           642,410
Shares                     -----------------------------------------------------
Beneficially         6.    Shared Voting Power              -0-
Owned by                   -----------------------------------------------------
Each Reporting       7.    Sole Dispositive Power      642,410
Person With                -----------------------------------------------------
                     8.    Shared Dispositive Power         -0-
--------------------------------------------------------------------------------
9.    Aggregate Amount Beneficially Owned by Each Reporting Person

642,410

--------------------------------------------------------------------------------
10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares

            Not applicable

--------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (9)


5.4%

--------------------------------------------------------------------------------
12.   Type of Reporting Person

CO
--------------------------------------------------------------------------------

CUSIP No.: 36466D-10-2
           -----------

ITEM 1(A) Name of Issuer:

Gametech International, Inc.
--------------------------------------------------------------------------------

ITEM 1(B) Address of Issuer's Principal Executive Offices:

900 Sandhill Road, Reno, Nevada 89512
--------------------------------------------------------------------------------

ITEM 2(A) Name of Person Filing:

Keane Capital Management, Inc.
--------------------------------------------------------------------------------

ITEM 2(B) Address of Principal Business Office or, if none, Residence:

3420 Toringdon Way, Suite 350, Charlotte, North Carolina  28277
--------------------------------------------------------------------------------

ITEM 2(C) Citizenship:

Keane Capital Management, Inc. is a North Carolina corporation
--------------------------------------------------------------------------------

ITEM 2(D) Title of Class of Securities:

Common Stock
--------------------------------------------------------------------------------

ITEM 2(E) CUSIP Number:

36466D-10-2
--------------------------------------------------------------------------------

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B) OR
(C), CHECK WHETHER THE PERSON FILING IS A:


      (a)   [ ] Broker or Dealer registered under Section 15 of the Exchange
            Act;

      (b)   [ ] Bank as defined in section 3(a)(6) of the Exchange Act;

      (c) [ ] Insurance Company as defined in section 3(a)(19) of the Exchange Act;

      (d) [ ] Investment Company registered under Section 8 of the Investment Company Act;

      (e)   [ ] An investment adviser in accordance with Rule
            13d-1(b)(1)(ii)(E);

      (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

      (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G);

      (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

      (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

      (j)   [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(5)

         Not applicable.

ITEM 4. OWNERSHIP.

      (a)   Amount beneficially owned:

            642,410

      --------------------------------------------------------------------------
      (b)   Percent of Class:

            5.4%

      --------------------------------------------------------------------------
      (c)   Number of shares as to which such person has:

            (i)   Sole power to vote or to direct the vote

                  642,410*
                  --------------------------------------------------------------

            (ii)  Shared power to vote or to direct the vote

                  - 0 -
                  --------------------------------------------------------------

            (iii) Sole power to dispose or to direct the disposition of


                  642,410*
                  --------------------------------------------------------------

                  (iv) shared power to dispose or to direct the disposition of

                  - 0 -
                  --------------------------------------------------------------

      * Keane Capital Management, Inc. ("Keane Capital") is the sole general partner of Keen Vision Fund Limited Partnership ("Keen I"), Keen MicroCap Value Fund Limited Partnership ("Keen MicroCap"), Keen Phoenix Fund Limited Partnership ("Keen Phoenix"), Keen Phoenix Fund II Limited Partnership ("Keen Phoenix II"), and Keen Vision Fund II Limited Partnership ("Keen II"), each of which is a private investment company. Keen I is the holder of record of 312,619 shares, Keen MicroCap is the holder of record of 187,697 shares, Keen Phoenix is the holder of record of 89,011 shares, Keen Phoenix II is the holder of record 13,654 shares, and Keen II is the holder of record of 39,429 shares of the Issuer's common stock. As general partner, Keen Capital holds sole voting and investment power with respect to all portfolio securities held by Keen I, Keen MicroCap, Keen Phoenix, Keen Phoenix II and Keen II.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

           If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

           Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON THE PARENT HOLDING COMPANY OR CONTROL PERSON.

           Not Applicable.

ITEM 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

           Not Applicable.

ITEM 9.    NOTICE OF DISSOLUTION OF GROUP.

           Not Applicable.

ITEM 10.   CERTIFICATIONS.

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2005

                                                  KEANE CAPITAL MANAGEMENT, INC.

                                                  By: /s/ Peter L. Keane
                                                      --------------------------
                                                      Peter L. Keane
                                                      President